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SCHEDULE 13D

CUSIP NO. 22662K108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

                        22662K108

(CUSIP Number)

_________

E. Joseph Grady

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

           December 30, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

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CUSIP NO. 22662K108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E. Joseph Grady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 320,584 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 320,584 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,584 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 5,132,137 shares of Common Stock outstanding as of April 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 22662K108

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Crimson Exploration Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 717 Texas Avenue, Suite 2900, Houston, Texas 77002.

Item 2. Identity and Background

E. Joseph Grady (the “Reporting Person”) is a natural person whose principal business office is 717 Texas Avenue, Suite 2900, Houston, Texas 77002. The Reporting Person is a United States citizen. The Reporting Person is the Senior Vice President and Chief Financial Officer of the Company. The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

(a)           This Schedule 13D is being filed due to the vesting of employee stock options on February 28, 2008. On February 28, 2005, the Company entered into an employment agreement and stock option agreements with the Reporting Person in conjunction with the commencement of his employment with the Company. The Reporting Person received options on February 28, 2005 to purchase 90,000 shares of Common Stock at an exercise price of $9.70 per share, options to purchase 135,000 shares of Common Stock at an exercise price of $12.50 per share and options to purchase 180,000 shares of Common Stock at an exercise price of $17.00 per share. Each set of options vested and became exercisable with respect to 15% of the shares on the first anniversary of the grant date, 25% of the shares on the second anniversary of the grant date and 25% of the shares on the third anniversary of the grant date, and an additional 35% of the shares will become vested and exercisable on the fourth anniversary of the grant date, at which time each set of granted options will be fully vested and exercisable. The stock option grants were initially reported on a Current Report on Form 8-K of the Company filed on March 4, 2005 and on a Form 4 of the Reporting Person filed on March 2, 2005, as well as in subsequent Company filings.

(b) – (i) Not applicable.

(j)            The Reporting Person currently holds his interest in the Company for investment purposes. The Reporting Person intends to continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Company’s securities will be acquired by the Reporting Person or whether the Reporting Person will dispose of shares of the Company’s securities. At any time, additional shares of securities of the Company may be acquired or some or all of the shares of the Company’s securities held by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Person currently has no plan or proposal, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting

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CUSIP NO. 22662K108

Person may hold discussions with or make formal proposals to other members of management or to the Board of Directors of the Company, to other shareholders of the Company or to other third parties regarding such matters.

Item 5. Interest in Securities of Issuer

(a) and (b)        The Reporting Person beneficially owns 320,584 shares of Common Stock, which includes 57,334 shares of Common Stock held directly received pursuant to restricted stock awards described in Item 6 below, and options to acquire 263,250 shares of Common Stock that vested as follows: 60,750 shares on February 28, 2006, 101,250 shares on February 28, 2007 and 101,250 shares on February 28, 2008.

The Reporting Person’s current beneficial ownership represents approximately 5.94% of the shares of the Common Stock, based upon 5,132,137 shares of Common Stock issued and outstanding as of April 7, 2008, plus 263,250 shares of Common Stock which may be received upon exercise of options beneficially owned by the Reporting Person. The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by him.

(c) Except as set forth herein the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

(d)	None.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

In connection with the option and restricted stock awards granted to the Reporting Person, the Reporting Person entered into stock option agreements and restricted stock grant agreements. See Item 4(a) above for a summary of certain of the terms of the stock option agreements.

The 57,734 shares reported as directly owned by the Reporting Person were acquired pursuant to restricted stock grants previously reported on Form 4 by the Reporting Person and in Company filings. On March 1, 2006, the Reporting Person received, pursuant to a restricted stock award, 7,334 shares of Common Stock which vested on March 1, 2007. On September 28, 2007, the Reporting Person received, pursuant to a restricted stock award, 50,000 shares of Common Stock, which will vest in the following increments: 33% on the first anniversary of the grant date; 23% on the second anniversary of the grant date; 22% on the third anniversary of the grant date; and 22% on the fourth anniversary of the grant date.

Under the Reporting Person’s stock option agreements and restricted stock awards, in the event of a change of control, termination by the Company without cause or (in the case of the Reporting Person’s stock option agreement) termination by the Reporting Person for good reason, the Reporting Person’s unvested options and unvested restricted stock will become fully vested and, in the case of options, exercisable with respect to 100% of such shares, resulting in the vesting of 141,750 shares of Common Stock. In the event of death or disability, the Reporting Person will be deemed to have served until the next anniversary of the grant date following the date of his death or permanent disability, resulting in the vesting of 141,750 shares for the Reporting Person, assuming a 2008 event.

The description contained in this Item 6 of the option agreements and restricted stock award agreements are qualified in their entirety by reference to the full text of the foregoing, which are incorporated herein by reference and filed as exhibits hereto.

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CUSIP NO. 22662K108

Item 7. Material to be Filed as Exhibits

99(a)	2005 Stock Option Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(b)	Form of 2005 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)
99(c)	Form of director and officer restricted stock grant (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on July 21, 2005)
99(d)

Form of executive officer restricted stock grant for grants outside the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 7, 2007)

99(e)

Employment Agreement between E. Joseph Grady and the Company, dated February 28, 2005 (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

CUSIP NO. 22662K108

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 1, 2008

/s/ E. Joseph Grady
E. Joseph Grady

Exhibit Index

Name of Exhibit

99(a)	2005 Stock Option Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(b)	Form of 2005 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)
99(c)	Form of director and officer restricted stock grant (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on July 21, 2005)
99(d)

Form of executive officer restricted stock grant for grants outside the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 7, 2007)

99(e)

Employment Agreement between E. Joseph Grady and the Company, dated February 28, 2005 (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)